EXHIBIT 99.1

Alvarion (in Receivership and Liquidation) Announces Court Approval to Extend the Deadline for the Submission of Debt Claims

ROSH HA'AYIN, Israel, June 12, 2014 (GLOBE NEWSWIRE) -- Alvarion® Ltd. (in receivership and liquidation) ("Alvarion" or the "Company") (OTCQB:ALVRQ) announced today that on May 9, 2014, the District Court of Tel Aviv – Yaffo approved the extension of the deadline to submit debt claims against the Company until July 15, 2014.

In addition, the Court extended the suspension of the liquidation order for Alvarion Ltd. until July 12, 2014, the date on which the creditors plan is expected to be finalized with NASDAQ's decision on the continued listing the Company's ordinary shares on NASDAQ.

All claims must be submitted in writing to Mr. Yoav Kfir, CPA, Alvarion's Receiver and Special Manager, c/o VAR Management, Givat Yeshaayahoo 26, D.N. Emek Ha'Ela, 99825 Israel.  For additional information on submitting a claim, please contact Ms. Yael Barkai at yael@var-management.com or by fax +972-2-995-5777. In accordance with the Court's order, the Receiver will publish notifications in the Official Publications of the Ministry of Justice ("Rashumot") and two local newspapers regarding the extension.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements contained herein are based largely on the Company's current expectations and assumptions and are subject to a number of risks and uncertainties. The Company cautions that trading in its ordinary shares is highly speculative and poses substantial risks. The Company emphasizes that its currently outstanding ordinary shares may have limited value, and urges extreme caution with respect to any existing or future investments in its ordinary shares. In addition, there is no guarantee that the Company will be successful in keeping its ordinary shares listed on NASDAQ and consequently on the Tel Aviv Stock Exchange. The Company makes no commitment to revise or update any forward-looking statements to reflect any facts, events or circumstances after the date any such statement is made, that may bear upon such forward-looking statements.

CONTACT: Investor & Media Contacts:
         Elana Holzman
         ir@alvarion-ltd.com